SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                         CRI Hotel Income Partners L.P.
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 19, 1997
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

1.  NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

    Equity Resources Group, Incorporated    I.R.S.# 04-2723870
    Equity Resource Brattle Fund Limited Partnership   I.R.S.#04-3280004
    Equity Resource Fund XIV Limited Partnership   I.R.S.# #04-3223091
    Equity Resource Fund XV Limited Partnership   I.R.S.# 04-3182947
    Equity Resource Fund XVI Limited Partnership   I.R.S.# 04-3223091
    Equity Resource Fund XVIII Limited Partnership   I.R.S.# 04-3297814
    Equity Resource Fund XX Limited Partnership I.R.S. #04-3336435
    James E. Brooks
    Mark S. Thompson
    Eggert Dagbjartsson

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (A)  [x]
                                                                     (B)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                  WC $398,824

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)                                                    [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Equity Resources Group, Incorporated is a Massachusetts corporation.
    Equity Resource Brattle Fund Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Fund XIV Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Fund XVIII Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Fund XX Limited Partnership is a Massachusetts limited partnership.
    James E. Brooks is a United States citizen.
    Mark S. Thompson is a United States citizen.
    Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.  SOLE VOTING POWER

    12,380 Units are held by Equity Resource Fund XX Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated is the sole general partner (the "Fund XX General Partner"). The Fund XX General Partner as a reporting person in its capacity as general partner of such limited partnership has sole voting power with respect to such Units.

8.  SHARED VOTING POWER

    1,000 Units are held by Equity Resource Fund XIV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners (the "Fund XIV General Partners"). Voting power with respect to such Units is shared by the Fund XIV General Partners as reporting persons in their capacities as general partners of such limited partnership.

    2,800 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

    5,200 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

    27,493 Units are held by Equity Resource Fund XVIII Limited Partnership, a Massachusetts limited partnership, of which of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVIII General Partners"). Voting power with respect to such Units is shared by the Fund XVIII General Partners as reporting persons in their capacities as general partners of such limited partnership.

    2,000 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners (the "Brattle Fund General Partners"). Voting power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    See Item 2 below for other required information.

9.  SOLE DISPOSITIVE POWER

    12,380 Units are held by Equity Resource Fund XX Limited Partnership, a Massachusetts limited partnership. The Fund XX General Partner as a reporting person in its capacity as general partner of such limited partnership has sole dispositive power with respect to such Units.

10. SHARED DISPOSITIVE POWER

    1,000 Units are held by Equity Resource Fund XIV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XIV General Partners as reporting persons in their capacities as general partners of such limited partnership.

    2,800 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

    5,200 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

    27,493 Units are held by Equity Resource Fund XVIII Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVIII General Partners as reporting persons in their capacities as general partners of such limited partnership.

    2,000 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    See Item 2 below for other required information.

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000 Units are held by Equity Resource Fund XIV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and James E. Brooks are the general partners.

    2,800 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

    5,200 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

    27,493 Units are held by Equity Resource Fund XVIII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

    12,380 Units are held by Equity Resource Fund XX Limited Partnership, a Massachusetts limited partnership, of which the reporting person Equity Resources Group, Incorporated is the general partner.

    2,000 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

    See Item 2 below for other required information.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .1% are held by Equity Resource Fund XIV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and James E. Brooks are the general partners.

    .3% are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

    .6% are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

    3.2% are held by Equity Resource Fund XVIII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

    1.4% are held by Equity Resource Fund XX Limited Partnership, a Massachusetts limited partnership, of which the reporting person Equity Resources Group, Incorporated is the general partner.

    .2% are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

    See Item 2 below for other required information.

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    Equity Resources Group, Incorporated                            CO
    Equity Resource Fund XIV Limited Partnership                    PN
    Equity Resource Fund XV Limited Partnership                     PN
    Equity Resource Fund XVI Limited Partnership                    PN
    Equity Resource Fund XVIII Limited Partnership                  PN
    Equity Resource Fund XX Limited Partnership                     PN
    James E. Brooks                                                 IN
    Mark S. Thompson                                                IN
    Eggert Dagbjartsson                                             IN

Item 1. Security and Issuer

     This statement relates to certain limited partnership units (the "Units") of CRI Hotel Income Partners L.P., a Delaware limited partnership with its principal executive offices at 1120 Rockville Pike, 5th Floor, Rockville, Maryland 20852.

Item 2. Identity and Background.

     (a) The names of the persons filing this statement are Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVIII Limited Partnership, Equity Resource Fund XX Limited Partnership and Equity Resource Brattle Fund Limited Partnership (the "Limited Partnerships"), Equity Resources Group, Incorporated, a Massachusetts corporation, James E. Brooks, Mark S. Thompson, and Eggert Dagbjartsson (collectively, the "Reporting Persons"). Equity Resources Group, Incorporated and James E. Brooks are the general partners of Equity Resource Fund XIV Limited Partnership. Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XVIII Limited Partnership. Equity Resources Group, Incorporated is the general partner of Equity Resource Fund XX Limited Partnership. James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Brattle Fund Limited Partnership. This statement on Schedule 13D is filed on behalf of all such reporting persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

     (b) The business address of each of Equity Resource Fund XIV limited partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVIII Limited Partnership, Equity Resource Fund XX Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson is 14 Story Street, Cambridge, Massachusetts 02138.

     (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Brooks' principal occupation is Chairman of the Board of Directors of Equity Resources Group, Incorporated. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Limited Partnerships is a Massachusetts limited partnership. Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3. Source and Amount of Funds or Other Consideration.

     Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVIII Limited Partnership, Equity Resource Fund XX Limited Partnership, and Equity Resource Brattle Fund Limited Partnership purchased the Units hereby reported for an aggregate of $398,824 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4. Purpose of Transaction.

     Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVIII Limited Partnership, Equity Resource Fund XX Limited Partnership, and Equity Resource Brattle Fund Limited Partnership acquired the Units for investment purposes and none of such limited partnerships, or any of the reporting persons, has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVIII Limited Partnership, Equity Resource Fund XX Limited Partnership, and Equity Resource Brattle Fund Limited Partnership, beneficially own an aggregate of 50,873 Units, representing 5.86% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 5.86% because of rounding done pursuant to the instructions to Schedule 13D).

     (b) Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVIII Limited Partnership, Equity Resource Fund XX Limited Partnership, and Equity Resource Brattle Fund Limited Partnership, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 50,873 Units referred to in Item 5(a). See Item 2 above for other required information.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits.

         Exhibit 7.1 Agreement dated as of April 6, 2000, between each of the Reporting Persons with respect to the filing of this statement on
         Schedule 13D.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


        April 6, 2000                            April 6, 2000
        (Date)                                     (Date)

EQUITY RESOURCES GROUP,
INCORPORATED


By: /s/ Eggert Dagbjartsson                    /s/ James E. Brooks
    ---------------------------                ---------------------------
    Eggert Dagbjartsson                        James E. Brooks, individually
    Executive Vice President
                                               /s/ Eggert Dagbjartsson
EQUITY RESOURCE FUND XIV LIMITED               ---------------------------
PARTNERSHIP                                    Eggert Dagbjartsson, individually

By:   EQUITY RESOURCES GROUP,                  /s/ Mark S. Thompson
      INCORPORATED, as general partner         ---------------------------
                                               Mark S. Thompson, individually
      By: /s/ Eggert Dagbjartsson
          ---------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          ---------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          ---------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XVIII LIMITED
PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          ---------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XX LIMITED
PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          ---------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
    ---------------------------
    Eggert Dagbjartsson, as general partner

                                                                     EXHIBIT 7.1
                                   AGREEMENT


     This Agreement, dated as of April 6, 2000, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, James E. Brooks, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

     Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 50,873 units (the "Units") of limited partnership interest in CRI Hotel Income Partners L.P., a Delaware limited partnership, held by Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVIII Limited Partnership, Equity Resource Fund XX Limited Partnership, and Equity Resource Brattle Fund Limited Partnership. Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVIII Limited Partnership, Equity Resource Fund XX Limited Partnership, and Equity Resource Brattle Fund Limited Partnership, as the case may be.

     Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

     Executed and delivered as of the date first above written.



EQUITY RESOURCES GROUP,
INCORPORATED


By: /s/ Eggert Dagbjartsson                    /s/ James E. Brooks
    ---------------------------                ---------------------------
    Eggert Dagbjartsson                        James E. Brooks, individually
    Executive Vice President
                                               /s/ Eggert Dagbjartsson
                                               ---------------------------
                                               Eggert Dagbjartsson, individually

                                               /s/ Mark S. Thompson
                                               ---------------------------
                                               Mark S. Thompson, individually

EQUITY RESOURCE FUND XIV LIMITED
PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          ---------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          ---------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          ---------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XVIII LIMITED
PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          ---------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XX LIMITED
PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          ---------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
    ---------------------------
    Eggert Dagbjartsson, as general partner